Energous Corporation

Code Of Ethics

For Executive Officers

Introduction

The honesty, integrity and sound judgment of the Executive Officers of Energous Corporation (the “Company”) are essential to maintaining the success and reputation of the Company and to balancing and protecting the interests of the Company’s stakeholders. Accordingly, this Code of Ethics for Executive Officers provides general guidelines for conducting the business of the Company in accordance with high standards of business conduct. It is designed to deter wrongdoing and to promote honest and ethical conduct, proper disclosure of financial information and compliance with applicable laws, rules and regulations.

This Code of Ethics applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions as well as any other officer of the Company determined by the Company’s Board of Directors to be an executive officer of the Company (collectively, the “Executive Officers”) and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The Executive Officers must also comply with the any Code of Business Conduct and Ethics adopted by the Company’s Board of Directors that is generally applicable to Company employees.

Standards of Conduct

The Executive Officers of the Company are subject to the following standards of conduct. Each Executive Officer will:

1.	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships;

2.	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company; and

3.	Comply with applicable governmental laws, rules and regulations as well as the rules and regulations of any self-regulatory organizations of which the Company is a member.

Reporting Violations

Executive Officers must promptly report any possible violation of this Code of Ethics, including transactions or relationships that reasonably could be expected to give rise to a violation, to the Board of Directors. The Company strictly prohibits any retaliation against an Executive Officer who, in good faith, reports known or suspected violations.

Accountability and Adherence

The Board of Directors or a committee thereof will investigate any reported violations of this Code of Ethics and will determine appropriate disciplinary actions, up to and including termination of employment. Such disciplinary actions will be based on the facts and circumstances of each particular case and reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics. Violations of this Code of Ethics may also constitute violations of law which may result in criminal or civil penalties.

Waivers or Amendments

Waivers of or amendments to this Code of Ethics must be approved by the Board of Directors or a committee thereof. Waivers will be granted on a case-by-case basis in the sole discretion of the Board of Directors or a committee thereof, and any such waiver or amendment shall be publicly disclosed as required by applicable laws and/or listing rules.

Conclusion

This Code of Ethics for Executive Officers contains general guidelines for conducting the business of the Company in accordance with high standards of business conduct. This Code of Ethics and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy.

Adopted Effective February 25, 2014